COMPUTER HORIZONS CORP.
49 Old Bloomfield Avenue
Mountain Lakes, NJ
07046-1495

December 14, 2006

United States Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549
Division Of Corporation Finance
Mail Stop 4561
Attention: Assistant Director Barbara C. Jacobs

Re:
Computer Horizons Corp.
Preliminary Proxy Statement on Schedule 14A filed November 21, 2006
File No. 0-07282

Dear Ms. Jacobs:

        We acknowledge receipt of your comment letter dated December 6, 2006 with regard to the above-referenced matter. Computer Horizons Corp. (the "Company") acknowledges that:

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  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

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  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

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  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Computer Horizons Corp.
By:	/s/ DENNIS J. CONROY
Name: Dennis J. Conroy Title: Chief Executive Officer